                SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.   20549


                     -------------------------


                             FORM 11-K


            X  Annual Report Pursuant to Section 15(d) of the
           --- Securities Exchange Act of 1934 (Fee Required)

                                or

               Transition Report Pursuant to Section 15(d) of
           --- the Securities Exchange Act of 1934(no fee required)
               for the transition period from         to         .
                                             ---------  ----------

            For the fiscal year ended December 31, 1994

                   Commission file number 0-3021


                  ------------------------------


          THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN


                   THE ST. PAUL COMPANIES, INC.
                       385 WASHINGTON STREET
                    ST. PAUL MINNESOTA   55102

         (Full title of the Plan and address of the Plan)

                  ------------------------------


                   THE ST. PAUL COMPANIES, INC.
                       385 WASHINGTON STREET
                    ST. PAUL, MINNESOTA   55102

             (Name and address of principal executive offices of the issuer of the securities)

                  -------------------------------

                       REQUIRED INFORMATION
                       --------------------


The St. Paul Companies, Inc. Savings Plus Plan (the "Plan") is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Financial Statements and Schedules                           Page
- ----------------------------------                           ----

Independent Auditors' Report . . . . .  . . . . . .           3

Statements of Net Assets Available
  for Plan Benefits . . . . . . . . . . . . . . . .           4

Statement of Changes in Net Assets
  Available for Plan Benefits . . . . . . . . . . .          5-8

Notes to Financial Statements . . . . . . . . . . .          9-20

Schedule of Assets Held for Investment Purposes . .          21

Schedule of Reportable Transactions . . . . . . . .          22

                   INDEPENDENT AUDITORS' REPORT
                   -----------------------------

     Employee Benefit Plan Trust Committee
     The St. Paul Companies, Inc. Savings Plus Plan:

     We have audited the accompanying statements of net assets available for plan benefits of The St. Paul Companies, Inc.
     Savings Plus Plan (the Plan) as of December 31, 1994 and
     1993, and the related statements of changes in net assets available for plan benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The St. Paul Companies, Inc. Savings Plus Plan at December 31, 1994 and 1993, and the changes in the net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement
     Income Security Act of 1974. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund.
     The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                        /s/ KPMG PEAT MARWICK LLP
                                            ---------------------
                                            KPMG PEAT MARWICK LLP


     Minneapolis, Minnesota
     May 6, 1995

              THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

           Statements of Net Assets Available for Plan Benefits

                        December 31, 1994 and 1993


                                              1994           1993
                                          ------------   ------------

Assets:
  Investments:
    Common stock of The St.Paul
      Companies, Inc.                     $ 41,213,586   $ 36,526,333
    Interest income contracts               66,987,665     99,883,068
    Fidelity Intermediate Bond Fund         43,353,036        -
    Wellesley Income Fund                   26,660,218     25,336,506
    Mellon Stock Funds                      26,893,791     24,555,500
    Twentieth Century Ultra Fund            33,691,767     28,557,229
    Fidelity International Growth Fund       2,252,211        -
    Participant loans                       18,596,626     16,960,061
    Short-term investments                   2,262,300     16,013,143
                                          ------------   ------------

        Total investments                  261,911,200    247,831,840

  Receivables:
    Company contributions                    1,169,000        -
    Accrued dividends                          345,628        284,473
    Other                                      -                3,512
                                          ------------   ------------
        Total assets                       263,425,828    248,119,825
                                          ------------   ------------

Liabilities:
  Bank overdraft                               810,532        663,634
  Forfeitures and other                         46,386          3,408
                                          ------------   ------------
        Total liabilities                      856,918        667,042
                                          ------------   ------------


Net assets available for plan benefits    $262,568,910   $247,452,783
                                          ============   ============









See accompanying notes to financial statements.

              THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

      Statement of Changes in Net Assets Available for Plan Benefits With Fund
                              Information

                       Year ended December 31, 1994

                                                                                                                Participant
                                           Fund A      Fund B      Fund C      Fund D      Fund E      Fund F      Loans
                                         ---------   ---------   ---------   ---------   ---------   ---------   -----------
     Contributions:
       Participating companies
         (salary conversion)            $3,245,715   3,384,049   5,308,322   3,068,427   5,554,016     176,892             -
       Company supplemental match                -           -           -           -           -           -             -
                                         ---------   ---------   ---------   ---------   ---------   ---------   -----------
                                         3,245,715   3,384,049   5,308,322   3,068,427   5,554,016     176,892             -
                                         ---------   ---------   ---------   ---------   ---------   ---------   -----------

     Investment income:
      Interest                                   -           -   6,304,263           -           -           -     1,222,765
      Dividends                          1,340,576   1,925,549   1,274,386     721,204   1,045,280      66,167             -
      Realized and unrealized
       investment gains (losses), net      325,702  (3,081,451) (1,531,981)   (377,963) (2,126,875)   (116,431)            -
                                         ---------   ---------   ---------   ---------   ---------   ---------   -----------
         Total investment income         1,666,278  (1,155,902)  6,046,668     343,241  (1,081,595)    (50,264)    1,222,765

     Transfers from other plans          1,037,801     893,899     769,519   1,139,314   1,588,272     244,921             -
                                         ---------   ---------   ---------   ---------   ---------   ---------   -----------
         Total additions                 5,949,794   3,122,046  12,124,509   4,550,982   6,060,693     371,549     1,222,765
                                         ---------   ---------   ---------   ---------   ---------   ---------   -----------


     Retirement and termination
         distribution benefits and
           withdrawals:
       Paid to participants in cash      2,410,760   1,679,286  10,579,065   1,371,037   1,890,973      29,208     1,122,147
       Common stock distributed,
         at market value                   434,822           -           -           -           -           -             -
       Forfeitures                               -           -           -           -           -           -             -
                                         ---------   ---------   ---------   ---------   ---------   ---------   -----------
         Total deductions                2,845,582   1,679,286  10,579,065   1,371,037   1,890,973      29,208     1,122,147
                                         ---------   ---------   ---------   ---------   ---------   ---------   -----------
     Net increase prior to
      interfund transfers                3,104,212   1,442,760   1,545,444   3,179,945   4,169,720     342,341       100,618

     Interfund transfers                 1,583,041    (119,048)  8,912,189    (841,654)    964,818   1,909,870     1,535,947

                                         ---------   ---------   ---------   ---------   ---------   ---------   -----------

         Net increase (decrease)         4,687,253   1,323,712  10,457,633   2,338,291   5,134,538   2,252,211     1,636,565


     Net assets available for plan
       benefits:
       Beginning of year                36,526,333  25,336,506  99,883,068  24,555,500  28,557,229           -    16,960,061
                                        ----------  ---------- -----------  ----------  ----------   ---------   -----------
       End of year                     $41,213,586  26,660,218 110,340,701  26,893,791  33,691,767   2,252,211    18,596,626
                                        ==========  ========== ===========  ==========  ==========   =========   ===========

See accompanying notes to financial statements.

           THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

       Statement of Changes in Net Assets Available for Plan Benefits With Fund
                               Information

                    Year Ended December 31, 1994


                                       Short-term    Other
                                       Investments  Unallocated     Total
                                       -----------  -----------  ------------
    Contributions:
      Participating companies
        (salary conversion)           $          -            -    20,737,421
      Company supplemental match                 -    1,169,000     1,169,000
                                       -----------  -----------  ------------
                                                 -    1,169,000    21,906,421
                                       -----------  -----------  ------------

    Investment income:
      Interest                              72,630            -     7,599,658
      Dividends                                  -            -     6,373,162
      Realized and unrealized
       investment gains (losses), net            -            -    (6,908,999)
                                       -----------  -----------  ------------
        Total investment income             72,630            -     7,063,821

    Transfers from other plans                   -            -     5,673,726
                                       -----------  -----------  ------------

        Total additions                     72,630    1,169,000    34,643,968
                                       -----------  -----------  ------------


    Retirement and termination
      distribution benefits and
       withdrawals:
     Paid to participants in cash                -            -    19,082,476
     Common stock distributed,
       at market value                           -            -       434,822
     Forfeitures                                 -       10,543        10,543
                                       -----------  -----------  ------------
        Total deductions                         -       10,543    19,527,841
                                       -----------  -----------  ------------

    Net increase prior to
      interfund transfers                   72,630    1,158,457    15,116,127

    Interfund transfers                (13,823,473)    (121,690)            -

                                       -----------  -----------  ------------

        Net increase (decrease)        (13,750,843)   1,036,767    15,116,127


      Net assets available for plan
        benefits:
        Beginning of year               16,013,143     (379,057)  247,452,783
                                       -----------  -----------  ------------
        End of year                      2,262,300      657,710   262,568,910
                                       ===========  ===========  ============

           THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

      Statement of Changes in Net Assets Available for Plan Benefits With Fund
                             Information

                    Year Ended December 31, 1993

                                                                                                     Participant  Short-term
                                           Fund A      Fund B      Fund C      Fund D      Fund E      Loans      Investments
                                         ---------   ---------   ---------   ---------   ---------   -----------  -----------
     Contributions:
       Participating companies
         (salary conversion)            $2,240,961   2,414,149   7,357,640   2,533,727   3,179,245             -            -
       Company supplemental match                -           -           -           -           -             -            -
                                         ---------   ---------   ---------   ---------   ---------   -----------  -----------
                                         2,240,961   2,414,149   7,357,640   2,533,727   3,179,245             -            -
                                         ---------   ---------   ---------   ---------   ---------   -----------  -----------

     Investment income:
      Interest                                   -           -   8,309,735           -           -     1,221,100       47,761
      Dividends                          1,128,234   1,786,389           -     549,039           -             -            -
      Realized and unrealized
         investment gains (losses), net  5,195,602   1,030,095           -   1,849,311   4,731,284             -            -
                                         ---------   ---------   ---------   ---------   ---------   -----------  -----------
           Total investment income       6,323,836   2,816,484   8,309,735   2,398,350   4,731,284     1,221,100       47,761

     Transfers from other plans            122,327     467,561   6,191,897     441,765     286,432             -            -
                                         ---------   ---------   ---------   ---------   ---------   -----------  -----------
           Total additions               8,687,124   5,698,194  21,859,272   5,373,842   8,196,961     1,221,100       47,761
                                         ---------   ---------   ---------   ---------   ---------   -----------  -----------

     Retirement and termination
         distribution benefits and
         withdrawals:
       Paid to participants in cash      3,545,889   2,074,597  13,477,432   2,210,395   1,745,684     1,055,165            -
       Common stock distributed,
         at market value                 1,204,580           -           -           -           -             -            -
       Forfeitures                               -           -           -           -           -             -            -
                                         ---------   ---------   ---------   ---------   ---------   -----------  -----------
           Total deductions              4,750,469   2,074,597  13,477,432   2,210,395   1,745,684     1,055,165            -
                                         ---------   ---------   ---------   ---------   ---------   -----------  -----------

     Net increase (decrease) prior to
       interfund transfers               3,936,655   3,623,597   8,381,840   3,163,447   6,451,277       165,935       47,761

     Interfund transfers                (1,748,164)  3,613,888 (20,247,452)     67,850   1,903,007       804,899   15,374,709
                                         ---------  ---------- -----------   ---------   ---------   -----------  -----------

        Net increase (decrease)          2,188,491   7,237,485 (11,865,612)  3,231,297   8,354,284       970,834   15,422,470


      Net assets available for plan
        benefits:
        Beginning of year               34,337,842  18,099,021 111,748,680  21,324,203  20,202,945    15,989,227      590,673
                                        ----------  ----------  ----------  ----------  ----------   -----------  -----------
        End of year                    $36,526,333  25,336,506  99,883,068  24,555,500  28,557,229    16,960,061   16,013,143
                                        ==========  ==========  ==========  ==========  ==========   ===========  ===========

See accompanying notes to financial statements.

            THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

        Statement of Changes in Net Assets Available for Plan Benefits With Fund
                               Information

                    Year Ended December 31, 1993

                                          Other
                                        Unallocated     Total
                                        -----------  -----------
    Contributions:
      Participating companies
        (salary conversion)             $         -   17,725,722
      Company supplemental match                  -            -
                                        -----------  -----------
                                                  -   17,725,722

    Investment income:
      Interest                                    -    9,578,596
      Dividends                                   -    3,463,662
      Realized and unrealized
       investment gains (losses), net             -   12,806,292
                                        -----------  -----------
         Total investment income                  -   25,848,550

    Transfers from other plans                    -    7,509,982
                                        -----------  -----------
         Total additions                          -   51,084,254
                                        -----------  -----------

    Retirement and termination
      distribution benefits and
        withdrawals:
      Paid to participants in cash                -   24,109,162
      Common stock distributed, at
        market value                              -    1,204,580
      Forfeitures                            74,555       74,555
                                        -----------  -----------
         Total deductions                    74,555   25,388,297
                                        -----------  -----------

      Net increase (decrease) prior to
        interfund transfers                 (74,555)  25,695,957

      Interfund transfers                   231,263            -
                                        -----------  -----------

          Net increase (decrease)           156,708   25,695,957

     Net assets available for plan
       benefits:
       Beginning of year                   (535,765) 221,756,826
                                        -----------  -----------
       End of year                      $  (379,057) 247,452,783
                                        ===========  ===========

See accompanying notes to financial statements.

            THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                     Notes to Financial Statements

Note 1   Description of the Plan

         General Provisions
         ------------------

         The St. Paul Companies, Inc. Savings Plus Plan (the Plan) is a defined contribution plan which provides retirement and other benefits to eligible employees of participating companies. The St. Paul Companies, Inc. (the Company) and its subsidiaries, St. Paul Fire and Marine Insurance Company, The St. Paul Insurance Company of Illinois, St. Paul Indemnity Insurance Company, The Swett & Crawford Group Inc., Reinsurance Facilities Corporation, Tailored Awards, Inc., St. Paul Reinsurance Management Corporation, Seaboard Surety Company, Minet, Inc., Intere Intermediaries, Inc. and Economy Fire & Casualty Company (as of Jan. 1, 1994) currently participate in the Plan. The Company is the Plan administrator and was also the trustee until March 1, 1994, when it appointed State Street Bank and Trust Company as Plan trustee.

         The following brief description of the Plan is provided for general information purposes. Participants should refer to the Plan document for more complete information.

         Participation, Vesting and Forfeitures
         --------------------------------------

         All employees of participating companies, as defined by the Plan, are eligible to participate on the Jan. 1 or July 1 following their employment date. Participants are 100% vested in their contributions and related earnings. Participants become vested in matching Company contributions at the rate of 20% after two years of service, increasing 20% per year of additional service and are 100% vested after six years of service. Non-vested matching Company contributions are forfeited by terminating participants. Forfeitures can be used to restore accounts, pay Plan administrative expenses or offset matching Company contributions or salary conversion contributions. Upon termination of the Plan or change in control of the Company, participant account balances would vest in full.

         Contributions
         -------------

         Participants elect to have their employer make salary conversion (pre-tax) contributions to the Plan on their behalf under Section 401(k) of the Internal Revenue Code. Salary conversion contributions are currently limited to 10% of employees' annual base salary.

            THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 1   Description of the Plan (continued)

         Contributions (continued)
         -------------------------

         Participating companies made matching contributions of 50 cents for every dollar of participant salary conversion contributions up to 6% of their base salary until June 30, 1990. Beginning July 1, 1990 the matching contributions to the Plan were replaced with contributions to The St. Paul Companies, Inc. Savings Plus Preferred Stock Ownership Plan of 60 cents for every dollar of participant salary conversion contributions up to 6% of salary.

         Effective Jan. 1, 1994, employees of Economy Fire & Casualty Company who do not participate in the Company's stock ownership plan are eligible for a Company supplemental match contribution of $1.00 for every dollar of salary conversion contributions up to 6% of salary. The supplemental match contribution is made to the Plan annually after Dec. 31, for those participants employed on that date.

         Investment Funds
         ----------------

         The Plan currently calls for the maintenance of six separate investment funds as described below:

         Fund A - Company Stock Fund
         ------

         To be invested in shares of common stock of The St.Paul
         Companies, Inc., up to a maximum of 10% of the Company's outstanding common stock.

         Fund B - Balanced Fund
         ------

         To be invested in an investment fund which invests in common stock, corporate and government fixed income securities and cash equivalents.

         The Plan administrator has selected the Wellesley
         Income Fund, a mutual fund which is a member of The
         Vanguard Group of Investment Companies, as the underlying investment for the Balanced Fund.

            THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 1   Description of the Plan (continued)

         Investment Funds (continued)
         ----------------------------

         Fund C - Income Fund
         ------

         Prior to 1994, the Income Fund invested in deposit administration group annuity contracts issued by banks or insurance companies. The Plan administrator has selected interest income contracts offered by various companies as listed in Note 4.

         Starting in 1994, the Plan administrator decided that new monies invested in the Income Fund and proceeds from maturing contracts of this fund will all be invested in the Fidelity Intermediate Bond Fund, a mutual fund which invests in investment-grade fixed income obligations of three- to ten-year maturities managed by Fidelity Management and Research, Inc.

         Fund D - Diversified Fund
         -----

         To be invested in investment funds which invest primarily in common stocks and cash equivalents.

         The Plan administrator has selected the Mellon Stock Funds, which invest in stock trusts managed by Mellon Capital Management Corporation, a subsidiary of Mellon Bank, as the underlying investment for the Diversified Fund.

         Fund E - Aggressive Fund
         ------

         To be invested in an investment fund which invests in common stocks of companies that commonly are considered emerging or high growth corporations.

         The Plan administrator has selected the Twentieth
         Century Ultra Fund, a common stock mutual fund of Twentieth Century Investors, Inc. as the underlying investment for the Aggressive Fund.

         Fund F - International Fund
         ------

         To be invested in an investment fund which invests in common stocks and fixed income securities of foreign companies.

         The Plan administrator has selected the
         Fidelity International Growth and Income Fund, an international mutual fund managed by Fidelity
         Management and Research, Inc.  The
         International Fund was first available in the Plan effective April 1, 1994.

            THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 1   Description of the Plan (continued)

         Participants may elect to have their participating Company salary conversion and Company supplemental match contributions invested in these funds in 5% multiples as they choose and may also transfer their balances daily, effective April 1, 1994, within these funds.

         Investment income is allocated daily to participant accounts on the basis of each participant's respective share of the assets of each applicable fund.

         Distributions
         -------------

         Distribution of benefits from the Plan is made upon retirement, permanent total disability, death or employment termination. Distributions from Fund A may be made either in shares of common stock of The St. Paul Companies, Inc., cash or any combination thereof at the discretion of the participant. Distributions are based on a participant's share of the market value of the assets in the applicable funds when the distribution occurs.

         Participants are permitted withdrawals from their share of Company match and salary conversion contributions for financial hardship reasons, as defined by the Plan.

         Participant Loans
         -----------------

         Participants may request to receive as a loan from the Plan up to 50% of their vested account balance subject to a minimum of $500 and a maximum of $50,000. Loans are made at current prime interest rate plus 1/2% and must be repaid by payroll deduction over a maximum period of five years.

            THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 1   Description of the Plan (continued)

         Tax Status
         ----------

         The Internal Revenue Service has issued a determination letter stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code and that the trust created thereunder is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code. Since the receipt of the determination letter, certain Plan amendments have been made. It is the opinion of the Company that the Plan continues to qualify under Section 401(a) of the Internal Revenue Code.

         Company match contributions invested in the Plan and salary conversion contributions invested in the Plan for participants by their employers are not taxed to the participant until received as a distribution from the Plan. Any appreciation of shares of common stock of The St. Paul Companies, Inc. distributed to a participant is not taxed until the participant disposes of such shares. Under certain circumstances a distribution may be subject to excise taxes of 10% or 15% in addition to normal income tax.

         Plan loans to participants are generally not considered taxable income.

         Taxes on rollover transfers are deferred until the rollover amounts are received as a distribution from the Plan.

         Plan Termination
         ----------------

         Although the Company expects to continue the Plan indefinitely, it has reserved the right to terminate the Plan at any time. Upon such termination, the Plan administrator would direct the Plan trustee to distribute participant account balances. Upon termination of the Plan or change in control of the Company, participant account balances would vest in full.

Note 2   Significant Accounting Policies

         The accompanying Plan financial statements are presented on an accrual basis.

         The investment in common stock of The St. Paul Companies, Inc. and in shares or units of investment funds are carried at market value, based on published market quotations. Realized gains or losses on sales of these investments and the change in unrealized appreciation or depreciation in market value of these investments are presented in total in the statements of changes in net assets available for plan benefits. The average cost method is used to determine cost of shares sold or distributed. Purchases and sales of investments are recorded on a trade date basis.

            THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 2   Significant Accounting Policies (continued)

         The investment in interest income contracts is carried at the contract value of contributions made plus interest at the contract rate less withdrawals for benefits paid.

         Participant loans are carried at unpaid principal amounts plus accrued interest.

         Short-term investments are carried at amortized cost which approximates market value.

         A portion of administrative expenses of the Plan, including trustee, audit and investment fees, is paid by the Company and not reflected in the accompanying financial statements. Plan administrative expenses paid by the Plan are paid out of forfeitures and are shown as such in the accompanying statements of changes in net assets available for plan benefits. Plan forfeitures not used to pay administrative expenses but used to offset company matching contributions or salary conversion contributions are also shown as forfeitures.

         Certain amounts in the 1993 financial statements have been reclassified to conform to the 1994 presentation.

Note 3   Investment in Common Stock of The St. Paul Companies, Inc.

         Information regarding the Plan's investment in common stock of The St. Paul Companies, Inc. follows:

                                                December 31,
                                     ----------------------------
                                           1994           1993
                                       -----------     -----------
           Number of shares owned          920,974        812,780*
           Percent of total shares
             outstanding                         1%             1%
           Market value per share      $     44.75    $     44.94*
           Average cost per share            19.56          15.40*

           Total cost of shares
             owned                     $18,010,231    $12,514,592
           Unrealized appreciation      23,203,355     24,011,741
                                       -----------    -----------

                Total market value
                  of  shares owned     $41,213,586    $36,526,333
                                       ===========    ===========

                Dividend income for
                  the year             $ 1,340,576    $ 1,128,234
                                       ===========    ===========

                *  Reflects the June 6, 1994 2-for-1 stock split.

            THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 4   Investment in Interest Income Contracts

         Information regarding the Plan's investment in interest income contracts follows. The average annual yield on the interest income contracts was 7.07% in 1994 and 7.58% in 1993:

                                                         December 31,
                                                 ---------------------------

         Company            Contract Terms           1994            1993
         ----------------   ------------------    -----------    -----------
         John Hancock      -Deposit of first
           Life Insurance   half 1993 cash flow
                            and 50% of first
                            half 1993 contract
                            payments
                           -5.74% annual
                            interest rate
                           -Repayment on
                            June 30, 1997         $11,330,493    $10,705,385

         Protective Life   -Deposit 50% of
           Insurance        first half 1993
                            contract payments
                           -6.48% annual
                            interest rate
                           -Repayment on
                            Dec. 31, 1996          10,114,685      9,499,141

         Provident Life    -Deposit second
           and Accident     half 1993 cash
           Insurance        flow and contract
                            payments
                           -5.72% annual
                            interest rate
                           -Repayment on
                            Dec. 31, 1997          11,418,860     10,802,640

         New York Life     -Deposit of 1992
           Insurance        contract payments
                            and 1992 net cash
                            flow
                           -6.4% annual
                            interest rate
                           -Repayment of 50%
                            on Dec. 31, 1995
                            and balance on
                            June 30, 1996          24,297,807     22,836,285

            THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 4    Investment in Interest Income Contracts (continued)

                                                          December 31,
                                                  --------------------------
         Company            Contract Terms           1994           1993
         ----------------    ------------------   -----------    -----------
         Prudential Life   -Deposit of 50% of
           Insurance        1991 contract
                            payments and 1991
                            net cash flow to a
                            maximum of $15,500,000
                            (excluding interest)
                           -8.35% annual
                            interest rate
                           -Repayment of 50% on
                            June 30, 1994
                            and balance on
                            June 30, 1995           9,825,820     18,507,414

         Northwestern      -Deposit of 1990
           National Life    contract payments
           Insurance       -8.6% annual
                            interest rate
                           -Repayment of 50%
                            on June 30, 1993
                            and balance on
                            June 30, 1994              -          11,673,981

         Allstate Life     -Deposit of 1990
           Insurance        net cash flow
                           -8.62% annual
                            interest rate
                           -Repayment on
                            Dec. 31, 1994              -          15,858,222
                                                  -----------    -----------
         Total contract balance                   $66,987,665    $99,883,068
                                                  -----------    -----------
         Interest income for the year             $ 6,304,263    $ 8,309,735
                                                  ===========    ===========

            THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 5   Investment in Fidelity Intermediate Bond Fund

         Information regarding the Plan's investment in shares of the Fidelity Intermediate Bond Fund follows:
                                               December 31,
                                       ------------------------
                                           1994         1993
                                        -----------    -------
             Number of shares owned       4,410,278       -
             Market value per share     $      9.83       -
             Average cost per share           10.02       -

             Total cost of shares
               owned                    $44,189,252       -
             Unrealized depreciation       (836,216)      -
                                        -----------    -------

             Total market value of
               shares owned             $43,353,036       -
                                        ===========    =======
             Dividend income for the
               year                     $ 1,274,386       -
                                        ===========    =======

         On December 31, 1993 the Plan invested $14,500,000 from maturing interest income contracts in short-term investments and in early 1994 reinvested these funds in the Fidelity
         Intermediate Bond Fund.

Note 6   Investment in Wellesley Income Fund

         Information regarding the Plan's investment in shares of the Wellesley Income Fund follows:

                                                 December 31,
                                       -----------------------------
                                           1994           1993
                                        -----------    -----------
             Number of shares owned       1,563,649      1,316,866
             Market value per share     $     17.05    $     19.24
             Average cost per share           17.42          17.29

             Total cost of shares
               owned                    $27,244,583    $22,770,477
             Unrealized (depreciation)
               appreciation                (584,365)     2,566,029
                                        -----------    -----------

             Total market value of
               shares owned             $26,660,218    $25,336,506
                                        ===========    ===========
             Dividend income for
               the year                 $ 1,925,549    $ 1,786,389
                                        ===========    ===========

            THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 7   Investment in Mellon Stock Funds

         Information regarding the Plan's investment in units of the Mellon Stock Funds follows:
                                                     December 31,
                                              ---------------------------
                                                  1994          1993
                                               -----------   -----------
            Daily Opening Stock Index Fund
              Number of units owned                237,221        -
              Market value per unit            $    113.37        -
              Average cost per unit                 115.76        -

              Cost of units owned              $27,460,942        -
              Unrealized depreciation             (567,151)       -
                                              ------------    ----------
              Market value of units owned      $26,893,791        -
                                               -----------   -----------


            Stock Index Fund
              Number of units owned                -              41,434
              Market value per unit                -         $    408.14
              Average cost per unit                -              323.70

              Cost of units owned                  -         $13,412,200
              Unrealized appreciation              -           3,498,623
                                               -----------   -----------
              Market value of units owned          -         $16,910,823
                                               -----------   -----------


            Completion Index Fund
              Number of units owned                -              21,370
              Market value per unit                -         $    357.73
              Average cost per unit                -              257.68

              Cost of units owned                  -         $ 5,506,568
              Unrealized appreciation              -           2,138,109
                                               -----------   -----------
              Market value of units owned          -           7,644,677
                                               -----------   -----------
            Total market value of units
              owned                            $26,893,791   $24,555,500
                                               ===========   ===========
            Dividend income for the year       $   721,204   $   549,039
                                               ===========   ===========


          During the first quarter of 1994, the investments in the Mellon Stock Index and Completion Index Funds were reinvested in the Daily Opening Stock Index Fund to facilitate the Plan's daily valuation of participant accounts.

            THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 8   Investment in Twentieth Century Ultra Fund

         Information regarding the Plan's investment in shares of the Twentieth Century Ultra Fund follows:

                                                    December 31,
                                              ---------------------------
                                                  1994          1993
                                               -----------   -----------
            Number of shares owned               1,688,810     1,335,074
            Market value per share             $     19.95   $     21.39
            Average cost per share                   18.21         17.39

            Total cost of shares owned         $30,755,962   $23,201,152
            Unrealized appreciation              2,935,805     5,356,077
                                               -----------   -----------
            Total market value of shares
              owned                            $33,691,767   $28,557,229
                                               ===========   ===========
            Dividend income for the year       $ 1,045,280   $     -
                                               ===========   ===========

Note 9   Investment in Fidelity International Growth and Income Fund

         Information regarding the Plan's investment in shares of the Fidelity International Growth and Income Fund follows:

                                                   December 31,
                                             ----------------------
                                                 1994        1993
                                              ----------     ------
            Number of shares owned               136,250       -
            Market value per share            $    16.53       -
            Average cost per share                 17.38       -

            Total cost of shares owned        $2,367,920       -
            Unrealized depreciation             (115,709)      -
                                              ----------     -------
            Total market value of shares
              owned                           $2,252,211       -
                                              ==========     =======
            Dividend income for the year      $   66,167       -
                                              ==========     =======

                 THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 10   Realized and unrealized investment gains (losses)

       The Plan's net realized and unrealized gains (losses) from investments owned, purchased or sold during the years indicated are summarized by investment as follows:

                      Investment                 1994           1993
             -----------------------------    ------------   -----------
            Common stock of The St. Paul
              Companies, Inc.                 $   325,702    $ 5,195,602
            Wellesley Income Fund              (3,081,451)     1,030,095
            Mellon Stock Fund                    (377,963)     1,849,311
            Twentieth Century Ultra Fund       (2,126,875)     4,731,284
            Fidelity Bond Fund                 (1,531,981)        -
            Fidelity International Fund          (116,431)        -
                                              -----------    -----------
                Total                         $(6,908,999)   $12,806,292
                                              ===========    ===========


Note 11  Transfers from Other Plans

      The Plan allows for rollover transfers to be made to the Plan by employees of participating companies. These rollover transfers are lump-sum distributions from other tax-qualified plans of previous employers which participants elect to have invested in the Plan within sixty days of receipt.

      The Plan also allows for annual diversification transfers to be made to the Plan by certain participants of The St. Paul Companies, Inc. Employee Stock Ownership Plan (ESOP). These diversification transfers are cash amounts which ESOP participants elect to have invested in the Plan rather than receive as diversification distributions.

      In 1993, the Plan received the assets of the Intere Intermediaries, Inc. Savings Plan which were transferred into the Plan. Participants of this plan became participants of the Plan effective Jan. 1, 1993.

      The following is a summary of these transfers to the Plan in 1994 and 1993:

                                                 1994         1993
                                              ----------    ----------
            Rollover transfers                $5,492,568    $2,022,789
            ESOP diversification transfers       181,158       114,311
            Intere Intermediaries, Inc.
              plan transfer                       -          5,372,882
                                              ----------    ----------
                Total transfers from other
                  plans                       $5,673,726    $7,509,982
                                              ==========    ==========

Note 12  Party-in-Interest Transactions

      Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under the Pension Reform Act (the Act) unless a specific exemption applied. State Street Bank and Trust Company (State Street), is a party-in-interest as defined by the Act as a result of being trustee of the Plan. State Street is investing plan assets in its short-term investment fund. The Plan also engages in transactions involving the acquisition or disposition of units of participation in common stock and the short-term pool of The St. Paul Companies, Inc., a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited trans-actions" provisions of ERISA and the Internal Revenue Code.

                 THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN
                                                                   Schedule 1

            Item 27a-Schedule of Assets Held for Investment Purposes

                         Investments at End of Plan Year

                                December 31, 1994

                                Description of                         Current
 Identity of Issue               Investment             Cost           Value**
- ------------------------    ---------------------   ------------    ------------

*The St. Paul Companies,    Common stock, no par
  Inc.                        value, 920,974
                                  shares            $ 18,010,231    $ 41,213,586

Interest income contracts:
New York Life Insurance     6.40%, due (50%)
                              12/31/95 & 6/30/96      24,297,807      24,297,807
Prudential Life Insurance   8.35%, due 6/30/95         9,825,820       9,825,820
John Hancock Life
 Insurance                  5.74%, due 6/30/97        11,330,493      11,330,493
Protective Life
 Insurance                  6.48%, due 12/31/96       10,114,685      10,114,685
Provident Life and
 Accident Insurance         5.72%, due 12/31/97       11,418,860      11,418,860
                                                    ------------    ------------
                                                      66,987,665      66,987,665
                                                    ------------    ------------

Fidelity Intermediate Bond  4,410,278 mutual fund
   Fund                       shares                  44,189,252      43,353,036
Wellesley Income Fund       1,563,649 mutual fund
                              shares                  27,244,583      26,660,218
Mellon Daily Opening Stock  237,221 stock fund
   Index Fund                 units                   27,460,942      26,893,791
Twentieth Century Ultra     1,688,810 mutual fund
   Fund                       shares                  30,755,962      33,691,767
Fidelity International      136,250 mutual fund
   Growth Fund                shares                   2,367,920       2,252,211
Participant loans           Prime plus 1/2%,
                              maximum 5 years         18,596,626      18,596,626

 Short-term investments:
*St. Paul Short-Term Pool  5.69%, due on demand           28,967          28,967
*State Street Bank & Trust
   Fund                    5.68%, due on demand        2,233,333       2,233,333
                                                    ------------    ------------
                                                       2,262,300       2,262,300
                                                    ------------    ------------
   Total investments                                $237,875,481    $261,911,200
                                                    ============    ============

  *Party-in-interest
 **For ERISA reporting purposes current value is equal to market value, except for interest income contracts, which are equal to contributions made plus accrued interest at the contract rate less withdrawals for benefits paid and participant loans, which are equal to unpaid principal plus accrued interest.

See accompanying independent auditors' report.

                 THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN
                                                                   Schedule 2

                  Item 27d-Schedule of Reportable Transactions*

                          Year Ended December 31, 1994


                                                           Current
                                                            Value
Identity of Party                                        of the Asset
Involved/                                       Cost         on
  Description of     Purchase     Selling      of the    Transaction    Net Gain
       Asset          Price        Price       Asset**       Date       or Loss
- ------------------- ---------- ------------ ------------  ------------   ------

Prudential Life
  Insurance/
Interest income
  contract:
    Withdrawals     $          $  9,823,530 $  9,823,530  $  9,823,530   $   -

Allstate Life
  Insurance/
Interest income
  contract:
    Withdrawals                  17,217,398   17,217,398    17,217,398       -

Northwestern
  National Life/
Interest income
  contract:
    Withdrawals                  12,158,734   12,158,734    12,158,734       -

State Street Bank
  and Trust Company
Short-term
  investment:
    Withdrawals                  12,267,975   12,267,975    12,267,975       -

Fidelity
  Intermediate Bond
    Fund/
Mutual Fund Shares:
  Purchases         57,461,896                57,461,896    57,461,896
  Withdrawals                    12,576,878   13,272,644    12,576,878 (695,766)

Mellon Stock Index
Fund/Stock Fund Units:
  Withdrawals                    17,390,171   17,175,680    17,390,171  214,491

Mellon Daily Opening
 Stock Index Fund/
Stock Fund Units:
  Purchases         27,460,942                27,460,942    27,460,942        -

 *No expense incurred with transactions
**For ERISA reporting purposes cost is equal to the market value as of the beginning of the year, except for interest income contracts, which are equal to contributions made plus accrued interest at the contract rate less withdrawals for benefits paid. For assets purchased and sold during the year the cost is equal to the purchase price.


See accompanying independent auditors' report.

                             SIGNATURE
                             ---------



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






June 28, 1995               THE ST. PAUL COMPANIES, INC.
                                  SAVINGS PLUS PLAN
                                  (The Plan)



                                       By /s/ Bruce A. Backberg
                                          ---------------------
                                          Bruce A. Backberg
                                          Vice President, Group
                                          General Counsel & Corporate
                                          Secretary of the Issuer,
                                          Member of the Trust
                                          Committee for The St. Paul
                                          Companies, Inc. Savings Plus
                                          Plan